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                            November 17, 2021

       Scott Painter
       Chief Executive Officer
       EVe Mobility Acquisition Corp
       4001 Kennett Pike, Suite 302
       Wilmington, DE 19807

                                                        Re: EVe Mobility
Acquisition Corp
                                                            Registration
Statement on Form S-1
                                                            Filed November 12,
2021
                                                            File No. 333-261053

       Dear Mr. Painter:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Underwriting
       Other Relationships, page 155

   1. We note your disclosure that you are not under any contractual obligation to engage the underwriters to provide
services after this offering. Please revise this section for consistency with the
Business Combination Marketing Agreement, and compensation
                                                        payable thereunder,
described on the following page.
       Business Combination Marketing Agreement, page 156

   2.                                                   Please disclose the
material terms of the Business Combination Marketing
                                                        Agreement including,
without limitation, the redemption conditions under which the marketing fee is
reduced or eliminated.
 Scott Painter
EVe Mobility Acquisition Corp
November 17, 2021
Page 2
Financial Statements
General, page F-1

3. Please note the financial statement updating requirements of Rule 8-08 of Regulation S-X.
NOTE 2. Summary Of Significant Accounting Policies
Recent Accounting Standards, page F-12

4. We note you have disclosed when the recently issued accounting standard is effective but you did not disclose when you expect to adopt ASU 2020-06. Given your intention to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the
      Securities Act, please disclose the date on which you expect to adopt the recently issued accounting standard, assuming you remain an EGC at such time. Refer to Question 14 of the Jumpstart Our Business Startups Act Frequently Asked Questions.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Ernest Greene at 202-551-3733 or John Cash at 202-551-3768 if you
have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Erin Purnell at 202-551-3454 with any other questions.



                                                           Sincerely,
FirstName LastNameScott Painter
                                                           Division of
Corporation Finance
Comapany NameEVe Mobility Acquisition Corp
                                                           Office of
Manufacturing
November 17, 2021 Page 2
cc:       Gregg A. Noel
FirstName LastName